Filed by CIENA Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Commission File No. 0-30633
Subject Company: ONI Systems Corp.

Investor Contacts:	Suzanne DuLong or Jessica Towns CIENA Corporation (888) 243-6223 email: ir@ciena.com	Jackie Cossmon ONI Systems (408) 965-2776 email: ir@oni.com

Press Contacts:	Denny Bilter or Glenn Jasper CIENA Corporation (877) 857-7377 email: pr@ciena.com	Larry Loper ONI Systems (408) 965-2830 email: lloper@oni.com

FOR IMMEDIATE RELEASE

CIENA Announces HSR Clearance of Acquisition of ONI Systems

LINTHICUM, Md. – April 18, 2002 – CIENA® Corporation (NASDAQ: CIEN) today announced that on April 17, 2002, the Federal Trade Commission granted early termination of the antitrust waiting period under the Hart-Scott-Rodino Act for CIENA’s proposed acquisition of ONI Systems (NASDAQ: ONIS).

This transaction remains subject to various conditions and approval by other appropriate government agencies and the stockholders of CIENA and ONI. CIENA continues to expect that this transaction will close during the second or third calendar quarter of 2002.

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ABOUT CIENA
CIENA Corporation’s market-leading intelligent optical networking systems form the core for the new era of networks and services worldwide. CIENA’s LightWorks™ architecture enables next-generation optical services and changes the fundamental economics of service-provider networks by simplifying the network and reducing the cost to operate it. Additional information about CIENA can be found at www.CIENA.com.

ABOUT ONI
ONI Systems develops, markets and sells optical networking equipment specifically designed to address bandwidth and service limitations of regional and metropolitan networks. Our products allow communication service providers to rapidly build high-capacity metro networks that are flexible, scalable and able to support multiple services on a single platform. For additional information about ONI and its products, visit the company Web site at www.ONI.com.

     This press release includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/ONI transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from the expectations contained herein. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of ONI, including stockholder

CIENA Announces HSR Clearance/April 18, 2002/Page 2 of 2

approval, the risk that the CIENA and ONI businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and ONI’s business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA’s and ONI’s filings with the Securities and Exchange Commission, including CIENA’s Annual Report filed on Form 10-K for the fiscal year ended October 31, 2001, especially in the Management’s Discussion and Analysis section and its Current Reports on Form 8-K and ONI’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2001, particularly in the Management’s Discussion and Analysis section and under Factors That May Affect Future Results, and its Current Reports on Form 8-K. CIENA and ONI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders.

     INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION: INVESTOR RELATIONS.